Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

(unaudited)

	Three Months Ended March 31, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Pre-tax income from continuing operations (1)	$340	$911	$329	$91	$43	$107
Add: fixed charges	34	129	3	6	3	3

Pre-tax income before fixed charges	374	1,040	332	97	46	110
Fixed charges:
Interest expense on indebtedness	33	126	—	—	—	—
Other (2)	1	3	3	6	3	3

Total fixed charges	34	129	3	6	3	3
Preferred stock dividend requirements	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$34	$129	$3	$6	$3	$3

Ratio of earnings to fixed charges	11.00	8.06	110.67	16.17	15.33	36.67
Ratio of earnings to fixed charges and preferred stock dividends	11.00	8.06	110.67	16.17	15.33	36.67

(1)	Pre-tax income from continuing operations excludes income from associates.
(2)	Other fixed charges consist of the interest factor in capital and operating leases.